UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39164

INDONESIA ENERGY CORPORATION LIMITED

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Form 6-K as Exhibit 99.1 is a copy of the press release of Indonesia Energy Corporation Limited (the “Company”), dated July 12, 2022, titled “ Indonesia Energy Discovers Evidence of Potential Natural Gas Reservoir during Current Drilling of Kruh-28 Oil Production Well.”

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of the Company, dated July 12, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indonesia Energy Corporation Limited

Dated: July 12, 2022	By:	/s/ Dr. Wirawan Jusuf
	Name:	Dr. Wirawan Jusuf
	Title:	Chairman & Chief Executive Officer